--------                                        -----------------------------
 FORM 4                                                  OMB APPROVAL
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----- Check this box if no longer               OMB Number:       3235-0287
      subject to Section 16. Form 4             Expires: January 31, 2005
----- or Form 5 obligations may                 Estimated average burden
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                                                -----------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

   Kaplan            Matthew               W.
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   (Last)            (First)             (Middle)

   c/o Rothschild Realty Inc., 1251 Avenue of the Americas
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                     (Street)

   New York,          NY                  10020
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   (City)            (State)              (Zip)

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2. Issuer Name and Ticker or Trading Symbol

    CNL Hospitality Properties, Inc.
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Day/Year

   03/31/03
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5. If Amendment, Date of Original (Month/Day/Year)

   Not applicable
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                                                                     Page 1 of 5

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [X] Director
   [ ] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
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TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED
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1. Title of   2. Trans-   2A. Deemed     3. Trans-   4. Securities Acquired
   Security      action       Execution     action      (A) or Disposed of (D)
   (Instr. 3)    Date         Date, if      Code        (Instr. 3, 4 and 5)
                 (Month/      any (Month/   (Instr. 8)  ---------------------
                 Day/         Day/          ----------  Amount  (A) or  Price
                 Year)        Year)          Code   V           (D)

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-----------------------------------------------------------------------------

Common Stock, $.01
par value per share
("Common Stock")   3/31/03                   S     111,111.1111   D    $9.00
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                                                                     Page 2 of 5

5. Amount of      6. Ownership      7. Nature of
   Securities        Form: Direct      Indirect
   Beneficially      D) or Indirect    Beneficial
   Owned following  (I) (Instr. 4)     Ownership
   Reported                            (Instr. 4)
   Transactions
   (Instr. 3
     and 4)
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   545,786.2951        I                  FN(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).



TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
----------------------------------------------------------------------------
1. Title of Derivative  2. Conver-  3. Transac-  4. Transac-  5. Number of
   Security (Instr. 3)     sion or     tion Date    tion Code    Derivative
                           Exercise    (Month/      (Instr. 8)   Securities
                           Price of    Day/       ------------   Acquired (A)
                           Deriv-      Year)        Code  V      or Disposed
                           ative                                 of (D) (Instr.
                           Security                              3, 4, and 5)
                                                                 -------------
                                                                 (A)      (D)
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-----------------------------------------------------------------------------
6. Date Exer-      7. Title and Amount       8. Price of
   cisable and        of Underlying             Derivative
   Expiration Date    Securities                Security
   (Month/Day/        (Instr. 3 and 4)          (Instr. 5)
   Year)              -------------------
-----------------             Amount or
Date     Expira-       Title  Number of
Exer-    tion                 Shares
cisable  Date
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----------------------------------------------------------------------------

----------------------------------------------------------------------------
9. Number of         10. Ownership         11. Nature of
   Derivative            Form of               Indirect
   Securities            Derivative            Beneficial
   Beneficially          Security:             Ownership
   Owned at              Direct (D) or         (Instr. 4)
   End of Month          Indirect (I)
   (Instr. 4)            (Instr. 4)
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----------------------------------------------------------------------------


Explanation of Responses

FN(1) By Five Arrows Realty Securities II L.L.C. ("Five Arrows") in which Rothschild Realty Investors IIA L.L.C., the managing member, has appointed Mr. Kaplan, among others, as a Manager of Five Arrows. Mr. Kaplan disclaims beneficial ownership of such securities.

* If the form is filed by more than one reporting person, SEE
Instruction 4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.


                          FIVE ARROWS REALTY SECURITIES II L.L.C.


                          /s/ Matthew W. Kaplan                        04/24/03
                        --------------------------------               --------
                         Name: Matthew W. Kaplan                         Date
                         Title: Manager on behalf of
                         Five Arrows Realty Securities II L.L.C.

                         **Signature of Reporting Person